Issuer Free Writing Prospectus	Registration Statement No. 333-125125
Dated November 15, 2006	Filed Pursuant to Rule 433 of the Securities Act of 1933

FINAL TERM SHEET

Thornburg Mortgage, Inc.

Series D Adjusting Rate Cumulative Redeemable Preferred Stock

Issuer:	Thornburg Mortgage, Inc.

Security:	Series D Adjusting Rate Cumulative Redeemable Preferred Stock (Series D Preferred Stock)

Shares Offered:	4,000,000

Over-allotment Shares:	600,000

Public Offering Price:	$25.00 per share; $100,000,000 total (not including over-allotment option)

Underwriting Discounts and Commissions:	$0.7875 per share; $3,150,000 total (not including over-allotment option)

Proceeds to the Issuer (before expenses):	$24.2125 per share; $96,850,000 total (not including over-allotment option)

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for financing the acquisition or origination of additional adjustable-rate mortgage assets and for working capital.

Joint Bookrunning Managers:	Stifel, Nicolaus & Company, Incorporated Bear, Stearns & Co. Inc.

Joint Lead Manager:	Lehman Brothers Inc.

Co-managers:	RBC Dain Rauscher Inc. Friedman, Billings, Ramsey & Co., Inc. Ryan Beck & Co.

Underwriting Allocation:	Stifel, Nicolaus & Company, Incorporated Bear, Stearns & Co. Inc. Lehman Brothers Inc. RBC Dain Rauscher Inc. Friedman, Billings, Ramsey & Co., Inc. Ryan Beck & Co.	1,080,000 800,000 800,000 560,000 440,000 320,000

Dividend Rights During Initial Fixed Rate Period:	$1.96875 per annum per share, which is equivalent to a rate of 7.8750% of the $25.00 liquidation preference per share until January 15, 2012, cumulative from date of original issue

Dividend Rights During Floating Rate Period:	Beginning January 15, 2012, at a floating rate based on the three-month LIBOR rate plus 268 basis points, reset quarterly, calculated as of the second LIBOR business day preceding the date on which the LIBOR rate is reset, but which may not reset at an annual rate lower than 7.6250%

Dividend Adjustment:	During any period of time that both (i) the Series D Preferred Stock is not listed on the New York Stock Exchange, or the NYSE, or the American Stock Exchange, or the AMEX, or quoted on the NASDAQ Stock Market, Inc., or the NASDAQ, and (ii) the Issuer is not subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, but shares of Series D Preferred Stock are outstanding, the cumulative cash dividend payable during such period on the Series D Preferred Stock will increase by an annual rate of 1%

Dividend Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2007

No Maturity:	The Series D Preferred Stock will have no stated maturity date, and the Issuer will not be required to redeem the Series D Preferred Stock. Accordingly, the Series D Preferred Stock will remain outstanding indefinitely, unless the Issuer decides to redeem it or it is otherwise cancelled or exchanged.

No Conversion:	The Series D Preferred Stock will not be convertible into any of the Issuer’s property or other securities.

Information Rights:

During any period in which the Issuer is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any

shares of the Series D Preferred Stock are outstanding, the Issuer will (i) transmit by mail to all holders of the Series D Preferred Stock, as their names and addresses appear in the Issuer’s record books, copies of the annual reports and quarterly reports that the Issuer would have been required to file with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 or 15(d) of the Exchange Act if the Issuer were subject to those sections (other than any exhibits that would have been required) and (ii) promptly upon written request, make available copies of such reports to any prospective holder of the Series D Preferred Stock. The Issuer will mail the reports to the holders of the Series D Preferred Stock within 15 days after the respective dates by which the Issuer would have been required to file the reports with the SEC if the Issuer were subject to Section 13 or 15(d) of the Exchange Act.

Special Optional Redemption:	If at any time both (i) the Series D Preferred Stock is not listed on the NYSE or the AMEX or quoted on the NASDAQ, and (ii) the Issuer is not subject to the reporting requirements of the Exchange Act, the Issuer will have the option to redeem the Series D Preferred Stock, in whole but not in part, within 90 days after the date upon which the Series D Preferred Stock ceases to be listed and the Issuer ceases to be subject to such reporting requirements, for cash at $25.00 per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the redemption date.

Optional Redemption:	The Issuer will not be able to redeem the Series D Preferred Stock prior to November 21, 2011, except as described above or in limited circumstances to enforce the limitations on ownership necessary to preserve the Issuer’s tax qualification as a REIT as described in the prospectus supplement and the accompanying prospectus. On or after November 21, 2011, the Issuer will be able, at its option, to redeem the Series D Preferred Stock, in whole or in part, at any time and from time to time, for cash at a price of $25.00 per share, plus accumulated and unpaid dividends (whether or not declared), if any, to the date of redemption. Any partial redemption generally will be on a pro rata basis. The Issuer will not be required to set aside funds to redeem the Series D Preferred Stock.

Settlement Date:	November 21, 2006

Type of Security:	SEC Registered

CUSIP Number:	885218404

ISIN Number:	US8852184048

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated November 13, 2006) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated toll-free 1-800-729-6888 or Bear, Stearns & Co. toll-free 1-866-803-9204.